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                              April 24, 2024

       Dania Echemendia
       President
       USA Opportunity Income One, Inc.
       404 Ave Constitucion #208
       San Juan, PR 00901

                                                        Re: USA Opportunity
Income One, Inc.
                                                            Post-Qualification
Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed April 10,
2024
                                                            File No. 024-11699

       Dear Dania Echemendia:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20, 2024 letter.

       Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A

       General

   1. We note your disclosure on the cover page that the offering is expected to expire "on the first of (i) all of the
USA Real Estate Bonds offered are sold; or (ii) the close of business
                                                        90 days after the date
that this Post-Qualification Amendment is deemed qualified by the
                                                        SEC, unless sooner
terminated or extended for additional 90 day-incremental periods in the sole discretion of
the Company (the    Termination Date   ). The initial 90-day offering
                                                        period and any
additional 90 day-incremental offering periods will, in the aggregate, not exceed 12 months from
the date of this Offering Circular, pursuant to Rule 251(d)(3) of
                                                        Regulation A. Since the
commencement of the Offering in March of 2022, the Company   s
                                                        Board of Directors has
extended the offering period for additional 90 day-incremental offering periods a
total of 7 times, with 2 such extensions in 2022, 4 such extensions in
                                                        2023 and 1 such
extension in 2024." Please revise to state that the offering may not be more than three years
since the initial qualification date of the offering statement under
 Dania Echemendia
USA Opportunity Income One, Inc.
April 24, 2024
Page 2
       which the securities are being offered and sold.
2. We note your disclosure on the cover page that you may extend the 90-day offering period. Please confirm that if you extend the initial 90 day offering period, you will file a post-qualification amendment or offering circular supplement to give notice of any such extension.
3. We note your response to prior comment 2 that you expect to sell the remaining USA Real
       Estate Bonds in the approximate amount of $75 million before March 9, 2025. Please revise your risk factors and business sections to explain how you plan to reach profitability if you cannot raise a significant percentage of this offering amount and describe the related material risks to investors.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                              Sincerely,
FirstName LastNameDania Echemendia
                                                              Division of
Corporation Finance
Comapany NameUSA Opportunity Income One, Inc.
                                                              Office of Finance
April 24, 2024 Page 2
cc:       Laura Anthony, Esq.
FirstName LastName